

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2023

Jonathan Evans
Chief Executive Officer
1397468 B.C. Ltd.
300 - 900 West Hastings Street
Vancouver, British Columbia
V6C 1E5

> **Re: 1397468 B.C. Ltd.**
> **Draft Registration Statement on Form 20-F**
> **Submitted March 8, 2023**
> **CIK No. 0001966983**

Dear Jonathan Evans:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form 20-F submitted March 8, 2023

Explanatory Note, page 3

1.	We note your statement that Fractional Common Shares will not be distributed pursuant to the Arrangement and that the number of any such shares to be issued to LAC Shareholders will be rounded down to the nearest whole share in the event that any LAC Shareholder is entitled to a fractional share representing less than a whole share. Please revise to clarify whether LAC Shareholders entitled to fractional shares will receive cash in lieu fractional shares.

2. We note your reference to Item 9.B for more information on the Company's incentive securities. Item 9.B addresses the Plan of Distribution, and is currently marked as not applicable, while it appears that Item 6.B discusses compensation and incentive securities in more detail. Please revise accordingly.

Risk Factors
Risks Relating to the Company and the Spin-Out Business
The Company may be subject to geopolitical risks, page 7

3. You disclose here that Ganfeng Lithium Co., Ltd. is a significant shareholder and is based in China. As soon as practicable, please revise to disclose Ganfeng's expected beneficial ownership following the spin-off and clarify any board nomination or appointment rights of Ganfeng. Additionally, please ensure you summarize any material agreements with Ganfeng and consider whether any such agreements are required to be filed as exhibits.

The company may lose its foreign private issuer status, page 19

4. We note that you indicate that you are a "foreign private issuer" and note that you may have more onerous regulatory and reporting requirements in the United States if you lose this status. Please revise to describe how and when you may lose your status as a "foreign private issuer." For example, discuss whether your interest in the Thacker Pass Project (i.e., a project with assets based in the U.S.) may make it more likely for you to lose "foreign private issuer" status.

5. You also state here that losing FPI status would make it so you are no longer be able to utilize the multijurisdictional disclosure system forms for registered offerings by Canadian companies in the United States. As you are not currently utilizing a multijurisdictional disclosure system form for this registration statement, please revise to clarify whether you intend to utilize multijurisdictional disclosure system forms for registered offerings by Canadian companies in the United States in the future.

Information on the Company
Commercial Agreements, page 27

6. In addition to the agreements you describe as material contracts in Item 10.C of your registration statement, we note that you have also entered into agreements with Sawtooth Mining LLC, EXP, ITAC, M3, EDG and Aquatech. For each of these agreements, please tell us what consideration you have given to filing these agreements as exhibits. Consider Instruction 4(b) of Instructions as to Exhibits of Form 20-F.

D. Property, Plants and Equipment

Detailed Property Description, page 28

7.   We note your disclosure identifying eight qualified person firms that prepared the Technical Report Summary at Exhibit 15.1, also indicating that all of these firms are independent companies and not associates or affiliates of Lithium Americas Corp ("LAC") or any associated company of LAC. However, the consents that you have filed at Exhibits 15.2 through 15.11 are from individuals rather than firms. Please expand your disclosure to identify the employer of each individual and to provide the representations prescribed by Item 1302(b)(5) of Regulation S-K with respect to each individual in addition to your present disclosure concerning the firms.

Major Shareholders and Related Party Transactions

Related Party Transactions, page 71

8.   We note that you incorporate by reference a discussion of the Arrangement Agreement with LAC. Please revise to separately summarize the material terms of the Arrangement Agreement in this section. Additionally, please revise to summarize the material terms of your transitional services agreement and tax cooperation and indemnification agreement with Remainco.

Item 19. Exhibits, page 90

9.   We note that you have filed as Exhibits 15.2 through 15.11 consents from ten individuals as qualified persons associated with the Preliminary Feasibility Study S-K 1300 Technical Report Summary for the Thacker Pass Project that you have filed as Exhibit 15.1.

However, the title page, Table 2-1, and Table 2-2 of the Technical Report Summary include the names of eight third party consulting firms as the responsible parties for various sections of the Technical Report Summary, although Daniel Roth is also specifically identified as a qualified person on page 242.

Please consult with the qualified persons involved and arrange to obtain and file a Technical Report Summary that includes signatures of the appropriate qualified person firms and individuals, to comply with Item 1302(b)(1) of Regulation S-K, and address the requirements in Item 1302(b)(4)(iii) of Regulation S-K, regarding consents of such third-party qualified person firms, if such firms have signed the Technical Report Summary.

The consents of individual qualified persons should be updated to include the names of the third party firm employers.

Financial Statements, page F-3

10. Please update your filing to include audited financial statements for the fiscal year ended December 31, 2022 to comply with Item 8.A.4 of Form 20-F.

Exhibits

11. We note that LAC North America has certain commitments for royalty and other payments to be made on the Thacker Pass project as set out on page F-17. Please ensure you discuss these royalty provisions in response to Item 5 of Form 20-F and file agreements relating to these royalty provisions as exhibits or advise.

General

12. You indicate on the cover page that you qualify as an "emerging growth company." Please revise your registration statement to describe how and when you may lose emerging growth company status and provide a brief description of the exemptions available to you as an emerging growth company.

13. Please provide an analysis of whether the distribution of Common Shares of the Company to the shareholders of LAC constitutes a sale under Section 2(a)(3) of the Securities Act. In this regard, explain whether the transactions in connection with the distribution would fundamentally alter the nature of LAC shareholders' investment such that the shareholders are providing value for the Company's shares. For example, discuss the shareholders' economic and voting interests in LAC prior to the transactions compared to their economic and voting interests in Remainco and the Company after the transactions. In order to assist us in our assessment, please file the arrangement agreement, or a form of this agreement, as soon as practicable.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. For questions regarding comments on engineering matters, you may contact John Coleman, Mining Engineer, at (202) 551-3610. Please contact Claudia Rios, Staff Attorney, at (202) 551-8770 or Mitchell Austin, Acting Legal Branch Chief, at (202) 551-3574 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: James Guttman